UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 28 November, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 26 November 2024: Dealings in securities by a director of a major subsidiary of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by a director of a major subsidiary of Sasol Limited.

The FY22 award partly vested at the achievement of corporate performance targets as applicable to the award. The balance of the LTI award made in FY22 will vest in FY27 subject to the rules of the Plan.

The director below has transacted in securities awarded and accepted in FY22 in terms of the rules of the 2016 long-term incentive (LTI) plan. This award carries corporate performance and time based vesting targets.

Participants have the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. The dealings are as set out below.

Transaction date:	22 November 2024
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	**Company and designation**	**Number of shares**	**Selling Price per share (ZAR)[1]**	**Total value of the transaction (ZAR)**
Bengu, D	Director: Sasol Oil (Pty) Ltd	8 065	96,982	782 160

[1] Average selling price per share is based on transactions effected by the Company on 22 November 2024. Proceeds are allocated to the shares sold by Directors / Prescribed Officers, as with all participants, based on the outcome of the bulk sale.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	**Highest price (ZAR)**	**Lowest price (ZAR)**	**Volume Weighted Average Price (ZAR)**
22 November 2024	98,15	96,49	96,982

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

26 November 2024
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 November 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary